SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d–1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d–2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     *)

YOUKU INC.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98742U100

(CUSIP Number)

Gary Wei Wang

Chief Executive Officer

Tudou Holdings Limited

Building No. 6, X2 Creative Park

1238 Xietu Road, Xuhui District

Shanghai 200032

People’s Republic of China

+86-21-5170-2355

With a copy to:

David T. Zhang, Esq.

Jesse Sheley, Esq.

Kirkland & Ellis International LLP

c/o 26/F, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852-3761-3318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98742U100	13D	Page 1 of 9 Pages

1	Names of Reporting Persons Tudou Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,054,604,434*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,054,604,434*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented By Amount In Row (11) 51.5%**
14	Type of Reporting Person CO

*	Beneficial ownership of the Class A ordinary shares referred to herein is being reported hereunder solely because Tudou Holdings Limited may be deemed to have beneficial ownership, as a result of the Voting Agreements (described in Items 3 and 4 of this Schedule 13D) among Tudou Holdings Limited and the Significant Shareholders (as defined below) and the irrevocable proxies associated therewith, of 409,581,285 Class A ordinary shares and 645,023,149 Class B ordinary shares of Youku Inc. Each Class B ordinary share is entitled to three votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and Class A ordinary shares are not convertible into Class B ordinary shares. The rights of holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above. The filing of this Schedule 13D shall not be construed as an admission that Tudou Holdings Limited is, for purposes of Section 13(d) of the Act, or for any other purpose, the beneficial owner of any of such shares of Youku Inc., and such beneficial ownership is expressly disclaimed.
**	Based on Class A ordinary shares of Youku Inc. outstanding as of March 11, 2012, assuming conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares. As of March 11, 2012, the shared voting power of Tudou is 69.3%, representing the aggregate voting power of 409,581,285 Class A ordinary shares and 645,023,149 Class B ordinary shares over the aggregate voting power of all outstanding Class A and Class B ordinary shares. See Item 5 of this Schedule 13D for more details.

CUSIP No. 98742U100	13D	Page 2 of 9 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to Class A ordinary shares, par value US$0.00001 per share, of Youku Inc., a Cayman Islands company (“Youku”). The principal executive offices of Youku are located at 11/F, Sino Steel Plaza, 8 Haidan Street, Haidan District, Beijing 100080, People’s Republic of China.

Item 2.	Identity and Background.

(a) - (c) and (f) This Statement on Schedule 13D is being filed by Tudou Holdings Limited, a Cayman Islands company (“Tudou”). Tudou is an online video company in China. The principal executive offices of Tudou are located at Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.

Certain information required by this Item 2(a)-(c) and (f) concerning the directors and executive officers of Tudou is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

(d) During the last five years, neither Tudou nor, to the best of its knowledge, any of the persons set forth on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Tudou nor, to the best of its knowledge, any of the persons set forth on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 11, 2012, Youku, Two Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Youku (“Merger Sub”), and Tudou entered into an Agreement and Plan of Merger (the “Merger Agreement”) for Tudou to combine with Youku in a 100% stock-for-stock transaction. Under the terms of the Merger Agreement, each Class A ordinary share and Class B ordinary share of Tudou issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each American depositary share of Tudou (“Tudou ADSs”), each of which represents four Tudou Class B ordinary shares, will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku (“Youku ADSs”), each of which represents 18 Youku Class A ordinary shares, immediately upon completion of the transaction. Upon completion, Youku ADSs will continue to be listed on the NYSE under the symbol “YOKU”.

As an inducement for Tudou to enter into the Merger Agreement, on March 11, 2012, contemporaneously with the execution of the Merger Agreement, certain principal shareholders of Youku, including Victor Wing Cheung Koo, Brookside Capital Partners Fund, L.P., Maverick Fund USA, Ltd., Sutter Hill Ventures and certain of their affiliates (the “Significant Shareholders”), entered into voting agreements with and in favor of Tudou (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. Tudou entered into the Voting Agreements in connection with the Merger Agreement, but did not make any cash or other payments to the Significant Shareholders with respect thereto. An aggregate of 409,581,285 Class A ordinary shares and 645,023,149 Class B ordinary shares of Youku are subject to the Voting Agreements. Pursuant to the Voting Agreements, if certain Significant Shareholders acquire beneficial or record ownership of any additional shares, such shares will also be subject to the Voting Agreements.

The description contained in this Item 3 of the transactions contemplated by the Merger Agreement and Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and Voting Agreements, copies of which are filed, respectively, as Exhibits 99.1, 99.7, 99.8, 99.9 and 99.10 to Tudou’s Current Report on Form 6-K, dated March 13, 2012, and incorporated by reference into this Schedule 13D.

CUSIP No. 98742U100	13D	Page 3 of 9 Pages

Item 4.	Purpose of Transaction.

(a) - (b) The Merger Agreement provides for the acquisition of Tudou by Youku in a 100% stock-for-stock transaction, as a result of which Tudou will become a wholly owned subsidiary of Youku. The information contained in Item 3 is incorporated by reference herein.

Completion of the merger is subject to customary closing conditions, including (i) the authorization and approval of the Merger Agreement and the merger by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares of Tudou present and voting in person or by proxy at a meeting of the Tudou shareholders which will be convened to consider the authorization and approval of the Merger Agreement and the merger, and (ii) the approval of the issuance of the Class A ordinary shares of Youku constituting the merger consideration by both (x) shareholders representing a majority of the aggregate voting power of the ordinary shares of Youku outstanding (voting together as a single class) and (y) shareholders representing a majority of the total outstanding Class A ordinary shares (voting as a separate class), at a meeting of Youku shareholders which will be convened to consider the approval of the issuance of the Class A ordinary shares constituting the merger consideration.

Pursuant to the terms of the Voting Agreements, the Significant Shareholders have agreed to appoint Tudou as proxy for such shareholders with the power to vote all shares covered by the Voting Agreements at the time of the vote, whether at an annual or extraordinary general meeting of Youku shareholders, or to grant consent or approval in any written consent in lieu of such a meeting: (i) in favor of the approval and authorization of the issuance of Class A ordinary shares of Youku (including those represented by American depositary shares), constituting the merger consideration to the shareholders of Tudou, and (ii) in favor of any related proposal that is necessary to consummate the merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of the Youku shareholders.

The purpose of entering into the Voting Agreements is to facilitate the approval of the transactions contemplated under the Merger Agreement by the Youku shareholders. The Significant Shareholders’ obligations under the Voting Agreements will terminate upon the earliest to occur of: (i) the effective time of the merger, (ii) the date of termination of the Merger Agreement in accordance with its terms, and (iii) at any time upon the written agreement of Tudou and the Significant Shareholders.

(c) Not applicable.

(d) The Merger Agreement provides that prior to the effective time of the merger, Youku shall organize a board meeting for the purpose of appointing Mr. Gary Wei Wang, the chief executive officer of Tudou, as a director for a term of one year, and Mr. Jixun Foo as a director until his resignation or the designation of his successor by GGV II Delaware L.L.C., a principal shareholder of Tudou. Notwithstanding the foregoing, at such time after the effective time of the merger as certain Tudou principal shareholders beneficially own, in the aggregate, less than 5% of the total issued and outstanding shares of Youku on a fully-diluted basis for the first time, (i) all rights of Tudou principal shareholders with respect to appointment of directors shall immediately terminate and, upon the request of the board of directors of Youku, Mr. Wang and/or Mr. Foo shall tender his respective resignation from Youku’s board and (ii) Youku may remove Mr. Wang and/or Mr. Foo from its board pursuant to its articles of association.

(e) The information set forth in Item 4 as to the Merger Agreement is incorporated herein by reference.

(f) Not applicable.

(g) The memorandum of association and articles of association of Youku will be amended to change its name to “Youku Tudou Inc.”, effective as of the effective time of the merger.

(h) Not applicable.

(i) Not applicable.

(j) Other than as described above, Tudou currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Tudou reserves the right to develop such plan).

CUSIP No. 98742U100	13D	Page 4 of 9 Pages

Except as set forth in this Schedule 13D, neither Tudou, nor to its knowledge, any of its directors or executive officers listed on Schedule I hereto, has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and Voting Agreements, copies of which are filed, respectively, as Exhibits 99.1, 99.7, 99.8, 99.9 and 99.10 to Tudou’s Current Report on Form 6-K, dated March 13, 2012, and incorporated by reference into this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As a result of the Voting Agreements described in Item 4, Tudou may be deemed to be the beneficial owner of 409,581,285 Class A ordinary shares and 645,023,149 Class B ordinary shares.

Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1) of the Act, all Class B ordinary shares beneficially owned by Tudou were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by Tudou and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by Tudou. The percent of class of 51.5% in row 13 of the cover page of this Schedule 13D is calculated based on 2,047,824,484 Class A ordinary shares outstanding as of March 11, 2012, assuming the conversion of 645,023,149 Class B ordinary shares beneficially owned by Tudou into Class A ordinary shares. As of March 11, 2012, 1,402,801, 335 Class A ordinary shares were issued and outstanding.

Each Class B ordinary share is entitled to three votes per share, whereas each Class A ordinary share is entitled to one vote per share. As of March 11, 2012, the shared voting power of Tudou is 69.3%, representing the aggregate voting power of 409,581,285 Class A ordinary shares and 645,023,149 Class B ordinary shares over the aggregate voting power of all outstanding Class A and Class B ordinary shares.

(c) Neither Tudou nor, to its knowledge, any director or executive officer of Tudou named in Schedule I to this Schedule 13D, has effected any transaction in the Class A ordinary shares during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and Voting Agreements, copies of which are filed, respectively, as Exhibits 99.1, 99.7, 99.8, 99.9 and 99.10 to Tudou’s Current Report on Form 6-K, dated March 13, 2012, and incorporated by reference into this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of Tudou there are no contracts, arrangements, understandings or relationships (legal or otherwise) between it and any person with respect to any securities of Youku other than the following:

(a) The Merger Agreement. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b) The Voting Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 98742U100	13D	Page 5 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

2.1	Agreement and Plan of Merger, dated as of March 11, 2012, among Youku Inc., Tudou Holdings Limited and Two Merger Sub Inc. (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Tudou Holdings Limited with the Securities and Exchange Commission on March 13, 2012).

99.1	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd. and 1Look Holdings Ltd. (Incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed by Tudou Holdings Limited with the Securities and Exchange Commission on March 13, 2012).

99.2	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited and Brookside Capital Partners Fund, L.P. (Incorporated by reference to Exhibit 99.8 to the Current Report on Form 6-K filed by Tudou Holdings Limited with the Securities and Exchange Commission on March 13, 2012).

99.3	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Maverick Fund USA, Ltd. and other shareholders parties thereto. (Incorporated by reference to Exhibit 99.9 to the Current Report on Form 6-K filed by Tudou Holdings Limited with the Securities and Exchange Commission on March 13, 2012).

99.4	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Sutter Hill Ventures and other shareholders parties thereto. (Incorporated by reference to Exhibit 99.10 to the Current Report on Form 6-K filed by Tudou Holdings Limited with the Securities and Exchange Commission on March 13, 2012).

CUSIP No. 98742U100	13D	Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title :	Chairman and Chief Executive Officer

CUSIP No. 98742U100	13D	Page 7 of 9 Pages

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Gary Wei Wang	Chairman and Chief Executive Officer of Tudou	Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China	People’s Republic of China

Suyang Zhang	Mr. Zhang has been a director of Tudou since January 2006. Mr. Zhang is the vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd., a venture capital services firm, a member of the general partner of IDG Technology Venture Investment III, L.P. and its successor fund, and also a member of each general partner of IDG-Accel China Growth Funds. He is a director of several publically listed companies, including Ctrip.com International, Ltd., Kanghui Holdings and Andon Health Co., Ltd. He also serves on the boards of several privately held companies, including 5173.com Holdings Limited, China Medical and Education International Holding Co., Limited, Mass Broadcasting (Holdings) Ltd., Wuhan HC SemiTek Co., Ltd., Medsphere International Holdings, Inc., and Sundia Investment Group Ltd.	Suite 1105, An Tai Mansion, 107 Zun Yi Road, Shanghai, 200051, People’s Republic of China	People’s Republic of China

Hany Nada	Mr. Nada has been a director of Tudou since June 2010. Mr. Nada co-founded GGV Capital (formerly Granite Global Ventures) in 2000 and is a managing director. Mr. Nada also serves on the boards of directors of Glu Mobile Inc., Vocera Communications, Inc., Blue Casa Inc., and WildTangent, Inc.	2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025	United States of America

Sam Yung King Lai	Mr. Lai has been a director of Tudou since April 2008.	Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China	Hong Kong

David M. Hand	Mr. Hand has been a director of Tudou since April 2008. Mr. Hand is a founder and managing partner of Crescent Point. He also serves on the boards of several privately held companies, including Masterskill (Cayman) Limited, BJB Career Education Company, Limited, China Fanwo Public Security Ltd., Shanghai Baozun e-Commerce Limited, Agripower Australia Limited, and XConnect Global Networks Limited.	One Temasek Avenue, No. 20-01, Millenia Tower, Singapore 039192	United States of America

Seow Woon Kwong	Mr. Kwong has been a director of Tudou since October 2010. Mr. Seow is the chief executive officer and a director of MediaCorp Pte Ltd. Mr. Seow serves on the boards of several other companies, including Temasek Polytechnic and affiliated companies of MediaCorp Pte Ltd. Mr. Seow also serves on the board of governors of Temasek Polytechnic and on Singapore’s National Trust Council.	MediaCorp Pte Ltd., Caldecott Broadcast Center, Andrew Road, Singapore 299939	Republic of Singapore

CUSIP No. 98742U100	13D	Page 8 of 9 Pages

Ted Tak-Tai Lee	Mr. Lee has been an independent director of Tudou since August 2011. Mr. Lee is the managing director of T Plus Capital Ltd. Mr. Lee also serves as a senior advisor of Duff & Phelps. Mr. Lee is a director of Boshiwa International Holding Limited, Daphne International Holdings Limited and China Ming Yang Wind Power Group Limited.	Room 3303, No. 17, Lane 688 South Xi Zang Road, Shanghai 200011, Peoples’ Republic of China	United States of America

Conor Chia-hung Yang	Mr. Yang has been an independent director of Tudou since August 2011. Mr. Yang is the chief financial officer of Dangdang.com. Mr. Yang currently serves as a director of IFM Investments Limited.	4/F, Tower C, The 5th Square No. 7, Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China	Hong Kong

Bin Yu	Chief Financial Officer of Tudou	c/o Tudou Holdings Limited Building No. 6, X2 Creative Park 1238 Xietu Road, Xuhui District Shanghai 200032 People’s Republic of China	People’s Republic of China